Exhibit 99.1

ASX RELEASE | January 23, 2019 | ASX:PLL; NASDAQ:PLL

PIEDMONT COMMENCES 25,000 METER DRILL PROGRAM DESIGNED TO SIGNIFICANTLY EXTEND PROJECT LIFE

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to advise that following completion of its recent capital raising the Company has initiated a 25,000-meter Phase 4 drill program at the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) which will aim to significantly expand on the 13-year project life reported in the Scoping Study released on September 13, 2018.

Three drill rigs have been mobilized with two currently committed to the Core property and one to the Central property. The Core program will consist of approximately 110 holes totaling 19,000 meters and is designed to drill the Exploration Target areas reported June 14, 2018, perform initial drilling on newly acquired properties contiguous to the Core property, and upgrade portions of the current Mineral Resource Estimate from Inferred to Indicated classification (see Figure 1).

The remaining 6,000 meters is allocated to follow-up drilling on the Central and Sunnyside properties, and initial drill testing of new or other properties not yet drilled with the potential to define a Mineral Resource Estimate on one or more of these additional properties.

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
G Corridor
Core Property
Mineral Resource
16.2 Mt @ 1.12% Li_2O
S Corridor
F Corridor
B Corridor
Central Property
Resource
Exploration target
Mineralized trend
Potential mineralized trend
Drillholes within resource model
Completed Phase 4 drillholes assays pending
Planned Phase 4 drillholes
500 m

Figure 1.  Core and Central Properties with Resource, Exploration Targets, and mineralized trends

Core Property Drilling

The 110 hole, 19,000-meter Core property drill campaign is designed to increase the overall Mineral Resource Estimate and to upgrade a portion of the current Mineral Resource from the Inferred to the Indicated Category.

Significant portions of the drill program will focus on a previously reported Exploration Target of between 4.5 to 5.5 million tonnes grading between 1.10% and 1.20% Li2O (Figure 1) on the Core property with the objective of converting some or all of this to a Mineral Resource. The potential quantity and grade of this Exploration Target is conceptual in nature. There has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.

Recently-announced land acquisitions contiguous to the Core Property provide significant additional exploration potential.  These tracts are located in the southeast and western portions of the Core Property.  These properties have added 600 meters of highly prospective strike length along the F corridor and 400 meters of highly prospective strike length along the G Corridor.  In combination with the current Exploration Target these new properties have potential to add to the Core Property’s current Mineral Resource Estimate of 16.2 Mt @ 1.12% Li2O reported June 14, 2018.

Central Property Drilling

One rig was mobilized to the Central Property in December and has to-date completed 8 holes totaling 1,204.8 meters (Figure 1).  These holes were designed to follow-up the intercepts from holes 18-CT-001 (7.0m @ 1.53% Li2O) and 18-CT-002 (34.0m @ 1.04% Li2O), reported October 17, 2018.

Holes 18-CT-004 through 18-CT-011 all intercepted spodumene-bearing pegmatite with intercepts ranging from 5 to 19 meters.  This extends the strike length of the mineralized dike encountered at Central for over 320 meters and it remains open in all directions.  Assays are pending for these holes.

X-Ray Diffraction analysis of two samples from hole 18-CT-002 confirm spodumene is the only primary lithium bearing mineral in the mineralized pegmatites.  The primary mineralogy is consistent with Piedmont’s Core property consisting principally of quartz, albite, spodumene, muscovite and microcline.

Sunnyside and Other Property Drilling

In 2018 the Company completed 33-line kilometers of magnetometer surveys and collected 1,216 soil samples on Sunnyside, Central and other regional properties.  Drill targets have been identified based on the results of soil sampling and selective drilling of these targets will take place during Phase 4.

Keith D. Phillips, President and Chief Executive Office, said “We are excited about the Phase 4 drill campaign and are confident that it will lead to a further enhancement of the 13-year mine life and US$888 million NPV reported in our updated Scoping Study in September 2018.  Our prior work has shown the powerful economic advantages of our North Carolina location, and as we continue to build our land package and resource base, we will establish the Project as one of the world’s most significant and strategic hard-rock lithium properties.”

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

About Piedmont Lithium

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

Competent Persons Statement

The information in this announcement that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

The Project’s Mineral Resource of 16.2Mt @ 1.12% Li2O comprises Indicated Mineral Resources of 8.5Mt @ 1.15% Li2O and Inferred Mineral Resources of 7.7Mt @ 1.09% Li2O. The information in this announcement that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcement dated June 14, 2018 which is available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.

Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.